Exhibit 99.1

Financial Statements

Second Quarter Ended June 30, 2020

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Financial Position (Unaudited) As at June 30, 2020
(expressed in thousands of US dollars)

	June 30, 2020 $	December 31, 2019 $
Assets
Current assets
Cash and cash equivalents	232,414	306,019
Short term investments (note 4)	31,936	—
Accrued interest and other receivables (note 5)	508	368
Prepaid expenses and deposits	13,161	8,750
	278,019	315,137
Clinical trial contract deposits	209	209
Property and equipment (note 7)	6,423	93
Acquired intellectual property and other intangible assets	10,627	11,244
	295,278	326,683
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13,641	11,177
Deferred revenue	118	118
Contingent consideration (note 6)	3,384	—
	17,143	11,295
Deferred revenue	147	206
Contingent consideration (note 6)	2,596	5,113
Lease liability (note 7)	6,202	—
Royalty obligation (note 8)	7,700	7,200
Derivative warrant liabilities (note 9)	22,451	29,353
	56,239	53,167
Shareholders’ Equity
Common Shares (note 10)	796,350	790,472
Contributed surplus	29,360	23,655
Accumulated other comprehensive loss	(805)	(805)
Deficit	(585,866)	(539,806)
	239,039	273,516
	295,278	326,683
Commitments (note 14)
Subsequent events (note 16)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) For the three and six month periods ended June 30, 2020 and 2019
(expressed in thousands of US dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2020 $	June 30, 2019 $	June 30, 2020 $	June 30, 2019 $
Revenue
Licensing revenue	29	29	59	59

Expenses
Research and development	11,076	11,152	24,911	21,783
Corporate, administration and business development	15,541	4,946	26,602	8,847
Amortization of acquired intellectual property and other intangible assets	348	347	696	693
Amortization of property and equipment	145	38	200	75
Other expenses (note 11)	(287)	833	1,925	888
	26,823	17,316	54,334	32,286
Loss before interest income, finance costs, change in estimated fair value of derivative warrant liabilities and income taxes	(26,794)	(17,287)	(54,275)	(32,227)
Interest income	320	787	1,211	1,598
Finance costs (note 11)	(78)	(10)	(103)	(21)
Loss before change in estimated fair value of derivative warrant liabilities and income taxes	(26,552)	(16,510)	(53,167)	(30,650)
Change in estimated fair value of derivative warrant liabilities (note 9)	(2,952)	625	6,893	2,350
Loss before income taxes	(29,504)	(15,885)	(46,274)	(28,300)
Income tax expense (recovery)	22	16	(214)	29
Net loss and comprehensive loss for the period	(29,526)	(15,901)	(46,060)	(28,329)
Net loss per Common Share (note 12) (expressed in $ per share)
Basic and diluted loss per Common Share	(0.26)	(0.17)	(0.41)	(0.31)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) For the three and six month periods ended June 30, 2020 and 2019
(expressed in thousands of US dollars)

	Common Shares $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity $
Balance – January 1, 2020	790,472	23,655	(539,806)	(805)	273,516
Exercise of stock options	5,868	(1,993)	—	—	3,875
Exercise of derivative warrants	10	—	—	—	10
Stock based compensation	—	7,698	—	—	7,698
Net loss and comprehensive loss for the period	—	—	(46,060)	—	(46,060)
Balance - June 30, 2020	796,350	29,360	(585,866)	(805)	239,039

Balance – January 1, 2019	504,650	24,690	(415,960)	(805)	112,575
Issue of Common Shares	30,000	—	—	—	30,000
Share issue costs	(1,170)	—	—	—	(1,170)
Exercise of derivative warrants	7,413	—	—	—	7,413
Exercise of stock options	2,931	(1,116)	—	—	1,815
Stock based compensation	—	3,564	—	—	3,564
Net loss and comprehensive loss for the period	—	—	(28,329)	—	(28,329)
Balance - June 30, 2019	543,824	27,138	(444,289)	(805)	125,868
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Cash Flows (Unaudited) For the three and six month periods ended June 30, 2020 and 2019
(expressed in thousands of US dollars)

	Three months ended		Six months ended
	June 30, 2020 $	June 30, 2019 $	June 30, 2020 $	June 30, 2019 $
Cash flow provided by (used in)
Operating activities
Net loss for the period	(29,526)	(15,901)	(46,060)	(28,329)
Adjustments for
Amortization of deferred revenue	(29)	(29)	(59)	(59)
Amortization of property and equipment	145	38	200	75
Amortization of acquired intellectual property and other intangible assets	348	347	696	693
Royalty obligation expense (note 8)	(100)	—	500	—
Revaluation of contingent consideration	271	87	867	80
Tenant improvement allowance (note 7)	(273)	—	(273)	—
Interest expense (note 7)	78	10	103	21
Amortization of short term investment discount (note 15)	—	1	—	5
Unrealized foreign exchange on lease liability	—	10	—	18
Change in estimated fair value of derivative warrant liabilities	2,952	(625)	(6,893)	(2,350)
Stock-based compensation	4,202	1,960	7,698	3,564
	(21,932)	(14,102)	(43,221)	(26,282)
Net change in other operating assets and liabilities (note 15)	(662)	849	(2,087)	(120)
Net cash used in operating activities	(22,594)	(13,253)	(45,308)	(26,402)

Investing activities (note 15)
Purchase of short term investments	(20,041)	—	(31,954)	—
Purchase of property and equipment	(100)	(22)	(158)	(34)
Capitalized patent costs	(31)	—	(79)	(8)
Proceeds on maturity of short term investment	18	3,974	18	7,884
Net cash generated from (used in) investing activities	(20,154)	3,952	(32,173)	7,842

Financing activities (note 15)
Proceeds from exercise of stock options	955	464	3,875	1,815
Proceeds from exercise of derivative warrants	—	—	1	1,493
Principal elements of lease payments	—	(29)	—	(52)
Net proceeds from issuance of Common Shares	—	—	—	28,830
Net cash generated from financing activities	955	435	3,876	32,086
Increase (decrease) in cash and cash equivalents during the period	(41,793)	(8,866)	(73,605)	13,526
Cash and cash equivalents – Beginning of period	274,207	140,359	306,019	117,967
Cash and cash equivalents – End of period	232,414	131,493	232,414	131,493
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

1	Corporate information
Aurinia Pharmaceuticals Inc. or the Company is late-stage clinical biopharmaceutical company, focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN), Dry Eye Syndrome (DES) and proteinuric kidney diseases.

Aurinia's head office is located at #1203-4464 Markham Street, Victoria, British Columbia, and its registered office is located at #201, 17873-106 A Avenue, Edmonton, Alberta. Aurinia also has a US Commercial office located at 77 Upper Rock Circle, Rockville, Maryland.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the Nasdaq Global Market (Nasdaq) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Basis of preparation
Statement of compliance
These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2019 which have been prepared in accordance with IFRS, as issued by International Accounting Standards Board (IASB).
These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 6, 2020.
Basis of measurement
The interim condensed consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.
Functional and presentation currency
These interim condensed consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.
COVID-19
IFRS requires management to make estimates and assumptions that affect amounts reported in the interim condensed consolidated financial statements and accompanying notes. The interim condensed consolidated financial statements reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The full extent to which the novel coronavirus (COVID-19) pandemic will directly or indirectly impact the Company’s estimates related to the contingent consideration (note 6), lease liability (note 7), royalty obligation (note 8) or results of operations will depend on future developments that are uncertain at this time. As events continue to evolve and additional information becomes available, the Company’s estimates may change materially in future periods.

3	Accounting policy
These interim condensed consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2019 annual audited consolidated financial statements.

(1)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

4	Short term investments

	June 30, 2020 $	December 31, 2019 $
Amortized cost
Canadian Government Bond - due July 20, 2020 - with an effective interest rate of 0.72%	20,023	—
Canadian Government Bond - due July 2, 2020 - with an effective interest rate of 1.75%	9,913	—
TD cashable GIC - due January 12, 2021 - with an effective interest rate of 1.30%	2,000	—
	31,936	—

The fair value of the short term investment(s) at June 30, 2020 was $32,059,000 (December 31, 2019 - $nil). The average weighted duration of the interest-bearing securities held at June 30, 2020 was 0.38 years and the weighted average yield to maturity was 1.08%.

5	Accrued interest and other receivables

	June 30, 2020 $	December 31, 2019 $
Other receivables	123	163
Accrued interest receivable	180	205
Income taxes recoverable	205	—
	508	368

Income taxes recoverable
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted by the United States Government to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. The CARES Act permits net operating loss (NOL) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company's United States subsidiary generated net operating losses for the six months ended June 30, 2020 which will allow it to carryback sufficient losses to fully recover income taxes related to its 2015 to 2019 taxation years.
The Company recorded a net income tax expense of $22,000 and a recovery of $214,000 in the statement of operations and comprehensive loss for the three and six months ended June 30, 2020. The expense for the three months ended June 30, 2020 comprised of a recovery of $241,000 related to this loss carryback provision less a $263,000 provision for income taxes owing related to its United States and United Kingdom subsidiaries. The recovery for the three months ended March 31, 2020 comprised of a recovery of $240,000 related to the loss carryback provision less a $3,000 provision for income taxes related to its United Kingdom subsidiary.

The income tax recoverable of $205,000 is comprised of the income tax recovery of $481,000 less $276,000 outstanding at June 30, 2020 for 2019 United States subsidiary income taxes.

6	Contingent consideration
The outstanding fair value of contingent consideration payable to ILJIN, a related party and affiliated shareholder, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, the remaining payments of up to $7,750,000 may be paid dependent on the achievement of pre-defined clinical and marketing milestones.
During 2019 the Company paid ILJIN $100,000, upon the achievement of a specific milestone. Previously, in 2017 the Company paid ILJIN $2,150,000 upon the achievement of two specific milestones. These payments reduced the original $10,000,000 contingent consideration to $7,750,000.

(2)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

At June 30, 2020, if all of the remaining milestones are met, the timing of these payments is estimated to occur as follows:

$
2021	6,000
2022	625
2023	125
2024	1,000
7,750

The fair value estimates at June 30, 2020 were based on a weighted average discount rate of 2.4% (December 31, 2019 - 10%) and a presumed payment range between 50% and 86% (December 31, 2019 - 50% and 86%). The decrease of the discount rate was primarily attributable to the significant decline in interest rates caused by the COVID-19 pandemic. The fair value of this contingent consideration as at June 30, 2020 was estimated to be $5,980,000 (December 31, 2019 - $5,113,000) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.

The change in discount rate and passage of time, on revaluation, resulted in an increase in contingent consideration of $271,000 and $867,000 respectively for the three and six months ended June 30, 2020 compared to an increase in contingent consideration of $87,000 and $80,000 respectively for the three and six months ended June 30, 2019.

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $744,000 as at June 30, 2020. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $744,000 as at June 30, 2020. If the discount rate were to increase by 2%, this would decrease the NPV of the obligation by approximately $152,000. If the discount rate were to decrease by 2%, this would increase the NPV of the obligation by approximately $162,000.

7	Leases
During March 2020, the Company entered into a commercial office lease for its US commercial center of operations in Rockville, Maryland (MD lease). The Company recognized a $5,804,000 right-of-use asset (ROU asset) and a $5,804,000 lease liability related to the lease. When measuring the lease liability, the Company discounted lease payments using its incremental borrowing rate at March 12, 2020. The incremental borrowing rate applied to the lease liability on March 12, 2020 was 5.2%.
The recognition of the MD lease resulted in the following adjustments to the statement of financial position:

$
March 12, 2020 - Recognition of lease liability	5,804
Tenant improvements reimbursed by Landlord	295
Interest expense	103
June 30, 2020 - Lease liability	6,202

The recognition of the MD lease resulted in the following adjustments to the statement of operations and comprehensive loss:

March 12, 2020 - Recognition right-of-use asset	5,804
Right-of-use asset amortization	(165)
June 30, 2020 - Right-of-use asset	5,639

The amortization expense related to the ROU asset is presented with the amortization of property and equipment in the statement of operations and comprehensive loss.

In addition to the ROU assets, the Company presents all property and equipment together on the statement of financial position:

$
Right-of-use asset	5,639
Other property and equipment	784
June 30, 2020 - Property and equipment	6,423

(3)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

The Company has two short term leases for office spaces in Victoria and Edmonton. For the three and six months ended June 30, 2020, the Company incurred short-term lease expense of $66,000 and $137,000 and variable lease expense of $nil and $nil, respectively. This is compared to $15,000 and $31,000 of short term lease expense and $17,000 and $31,000 of variable lease expense for the three and six month period ended June 30, 2019.
During June 2020, the Company entered into a binding letter of intent to lease 18,615 square feet of commercial office space in Victoria, British Columbia. The lease term is expected to begin in 2022 and the present value of the minimum lease payments for this lease are $3,406,000. As of June 30, 2020 there has been no accounting recognition associated with this lease, as the Company has not been granted access to the building.
Critical judgments in determining the lease term
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
For leases of office space, the following factors are the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

Otherwise, the Company considers other factors including historical lease durations, government incentives received in connection with the lease, and business disruption required to replace the leased asset or relocate facilities. Most extension options in office leases have not been included in the lease liability, because the Company could replace the leasehold improvement assets and relocate facilities without significant cost or business disruption.

Lease Obligations
The Company’s approximate lease obligations for the next five years are as follows:

	Contractual cash flow $	Lease inducements $	Total $
2020	—	(1,996)	(1,996)
2021	287	—	287
2022	968	—	968
2023	1,061	—	1,061
2024	1,085	—	1,085
Thereafter	7,882	—	7,882
	11,283	(1,996)	9,287

Carrying value (liability)	8,198	(1,996)	6,202

8	Royalty obligation
The royalty obligation is the result of a resolution of the Board of Directors of the Company dated March 8, 2012 whereby certain executive officers at that time were provided with future potential retention benefits for remaining with the Company as follows:

(a) Pursuant to a resolution of the Board of Directors of the Company on March 8, 2012 and a termination agreement and general release dated February 14, 2014, the Company will be required to pay a royalty, equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company to the Chief Executive Officer at the time of the resolution. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then the Company would be required to pay 0.3% of the value attributable to voclosporin in the transaction.

(b) In addition, pursuant to a resolution of the Board of Directors of the Company on March 8, 2012, and employment agreements, two executive officers, at the time of the resolution, are eligible to receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company. Should the Company

(4)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger, the executives, at the time of the resolution, will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, and the entitlement to further royalty or sales payments shall end. Effective October 1, 2019 pursuant to the employment agreements all service conditions have been met. The royalty obligation will terminate upon death.

The Board of Director resolution, dated March 8, 2012, created an employee benefit obligation contingent on the occurrence of uncertain future events. The probability that the specified events will occur affects the measurement of the obligation.

As a result of the completion and results obtained of the AURORA trial in the fourth quarter of 2019 the Company re-assessed the probability of royalty obligation payments being required in the future, and has recorded the royalty obligation at December 31, 2019. Until one of the triggering events in sections (a) or (b) described above occur, no royalty payments are required to be paid. No material royalties on sales or licensing are expected to be paid in the next twelve months and therefore the royalty obligation has been classified as long term. The fair value of the royalty obligation as at June 30, 2020 was estimated to be $7,700,000 (December 31, 2019 - $7,200,000).

The royalty obligation is based on a discount rate of 10.5%. During the three months ended March 31, 2020 the Company re-assessed the royalty obligation and the reduction in discount rate to 10%, compared to 12% for the period ended December 31, 2019 was primarily attributable to the decline in interest rates caused by the COVID-19 pandemic. The change in discount rate to 10% from 12% during the three months ended March 31, 2020 and passage of time, on revaluation, resulted in an increase of $600,000 in the royalty obligation. During the three months ended June 30, 2020 the Company again re-assessed the royalty obligation and the increase in discount rate to 10.5% compared to 10% for the period ended March 31, 2020 was primarily attributable to a slight correction to the interest rates that were initially impacted by the COVID-19 pandemic. The change in discount rate to 10.5% from 10% during the three months ended June 30, 2020 and passage of time, on revaluation, resulted in an decrease of $100,000 in the royalty obligation. For the six month period ended June 30, 2020 there was an increase of $500,000 in the royalty obligation. There were no similar adjustments for the three and six month periods ended June 30, 2019.

The Company is required to use significant judgment and estimates in determining the inputs into the model. The key assumptions used by management include the estimated probability of market approval of 86%, and the discount rate of 10.5%. If the probability of success were to increase to 95% this would increase the obligation by $806,000 and if it were to decrease to 77% this would decrease the obligation by $806,000. If the discount rate were to increase to 11.6%, this would decrease the obligation by $537,000, and if it were to decrease to 9.5%, this would increase the obligation by $590,000. An increase in the estimated gross pricing by 10% would result in an increase in the obligation of $764,000 while a decrease in the estimated gross pricing by 10% would result in a decrease in the obligation of $764,000. An increase in the number of patients being treated by 10% would result in an increase in the obligation of $764,000 while a decrease in the number of patients being treated by 10% would result in a decrease in the obligation of $764,000.

9	Derivative warrant liabilities
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liabilities will ultimately be converted into the Company’s equity (Common Shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their estimated fair value. Upon exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant). Any remaining fair value is recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

(5)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants (in thousands)	$	# of warrants (in thousands)	$	# of warrants (in thousands)	$
Balance at January 1, 2020	1,691	29,353	—	—	1,691	29,353
Conversion to equity (Common Shares) upon exercise of warrants	(1)	(9)	—	—	(1)	(9)
Revaluation of derivative warrant liability	—	(9,845)	—	—	—	(9,845)
Balance at March 31, 2020	1,690	19,499	—	—	1,690	19,499
Revaluation of derivative warrant liability	—	2,952	—	—	—	2,952
Balance at June 30, 2020	1,690	22,451	—	—	1,690	22,451

Balance at January 1, 2019	3,523	15,475	1,738	6,272	5,261	21,747
Conversion to equity (Common Shares) upon exercise of warrants	—	—	(1,738)	(5,920)	(1,738)	(5,920)
Revaluation of derivative warrant liability	—	(1,373)	—	(352)	—	(1,725)
Balance at March 31, 2019	3,523	14,102	—	—	3,523	14,102
Revaluation of derivative warrant liability	—	(625)	—	—	—	(625)
Balance at June 30, 2019	3,523	13,477	—	—	3,523	13,477

Derivative warrant liability related to December 28, 2016 Bought Deal public offering
On December 28, 2016, the Company completed a $28,750,000 Bought Deal public offering (the Offering). Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one Common Share and one-half (0.50) of a Common Share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the Warrants. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. These Warrants will expire on December 28, 2021.
At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants.
There were no derivative warrant exercises during the three months ended June 30, 2020. In the three months ended March 31, 2020, a holder exercised 500 Warrants for $3.00 per share, for a gross proceeds of $1,500. These warrants had an estimated fair value of $8,855 on the date of exercise, determined using the Black-Scholes pricing model. Of this amount $8,810 was transferred from derivative warrant liabilities into equity (Common Shares) and $45 was recorded though the statement of operations and comprehensive loss as a part of the change in estimate fair value of derivative warrant liabilities. There were no derivative warrant exercises in the three and six month periods ended June 30, 2019.

The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its Common Shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.
As at June 30, 2020, the Company revalued the remaining derivative warrants at an estimated fair value of $22,451,000 (December 31, 2019 – $29,353,000). The Company recorded an increase in the estimated fair value of the derivative warrant liability of $2,952,000 and a decrease in the estimate fair value of the derivative warrant liability of $6,893,000 for the three and six months ended June 30, 2020 (June 30, 2019 - decrease of $625,000 and $1,998,000) respectively.

(6)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

The following assumptions were used to estimate the fair value of the derivative warrant liability on June 30, 2020 and December 31, 2019:

	June 30, 2020 $	December 31, 2019 $
Annualized volatility	61%	43%
Risk-free interest rate	0.16%	1.57%
Life of warrants in years	1.50	1.99
Dividend rate	0.0%	0.0%
Market price	16.25	20.26
Fair value per Warrant	13.28	17.35
These derivative warrant liabilities are Level 3 recurring fair value measurements.
The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $2,747,000 as at June 30, 2020. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $2,725,000. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $31,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $19,000 as at June 30, 2020.
Derivative warrant liability related to February 14, 2014 private placement offering
On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one Common Share and one-quarter (0.25) of a Common Share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
In the three month period ended March 31, 2019, the 1,738,000 derivative warrants outstanding at December 31, 2018 related to the February 14, 2014 private placement offering, were exercised. Certain holders of these Warrants elected the cashless exercise option and the Company issued 687,000 Common Shares on the cashless exercise of 1,274,000 Warrants. The remaining 464,000 warrants were exercised for cash, at a price of $3.2204 per Common Share and the Company received cash proceeds of $1,493,000 upon the issuance of 464,000 Common Shares. Pursuant to the exercise of these warrants, the Company transfered $5,920,000 from derivative warrant liabilities to equity (Common Shares) and recorded a net adjustment of $352,000 through the statement of operations and comprehensive loss. As a result, the derivative warrant liability of $6,272,000 at December 31, 2018 related to the February 14, 2014 private placement offering has been extinguished upon the exercise of the aforementioned warrants.

(7)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

10	Share capital

a)	Common Shares
Authorized
Unlimited Common Shares without par value

Issued

	Common Shares
	Number (in thousands)	$
Balance as at January 1, 2020	111,798	790,472
Issued pursuant to exercise of derivative liability warrants (note 9)	1	10
Issued pursuant to exercise of stock options	906	5,868
Balance as at June 30, 2020	112,705	796,350

Balance as at January 1, 2019	85,500	504,650
Issued pursuant to At The Market (ATM) Facility	4,608	28,830
Issued pursuant to exercise of derivative liability warrants (note 9)	1,151	7,413
Issued pursuant to exercise of stock options	534	2,931
Balance as at June 30, 2019	91,793	543,824

November 30, 2018 ATM facility

On November 30, 2018 the Company entered into an Open Market Sale Agreement (the “Sale Agreement”) with Jefferies LLC (Jefferies) pursuant to which the Company could sell, through at-the-market (ATM) offerings, Common Shares that would have an aggregate offering price of up to US$30,000,000.

During the first quarter ended March 31, 2019 pursuant to this agreement the ATM Facility was fully utilized resulting in gross proceeds of $30,000,000 upon the issuance of 4,608,000 Common Shares at a weighted average price of $6.51. The Company incurred share issue costs of $1,170,000 including a 3% commission of $900,000 paid to the agent and professional and filing fees of $270,000 directly related to the ATM.

b)	Stock options and compensation expense

Stock options are, at times, referenced in Canadian dollars (CA$).

A summary of the stock options outstanding as at June 30, 2020 and June 30, 2019 and changes during the periods ended on those dates is presented below:

	2020		2019
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$
Outstanding – Beginning of period	7,822	7.04	7,591	5.51
Granted pursuant to Stock Option Plan	4,179	23.25	1,480	8.08
Exercised	(906)	5.84	(534)	4.55
Forfeited	(134)	13.45	(273)	6.74
Granted pursuant to Section 613(c) of TSX manual	—	—	1,600	8.45
Outstanding – End of period	10,961	13.24	9,864	6.39
Options exercisable – End of period	4,189	7.58	5,211	5.42

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at June 30, 2020 there were 112,705,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 14,088,000 options available for issuance under the Stock

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

Option Plan. An aggregate total of 9,361,000 options are presently outstanding in the Stock Option Plan, representing 8.3% of the issued and outstanding Common Shares of the Company.

During 2019, the Company granted 1,600,000 inducement stock options to the Chief Executive Officer pursuant to Section 613(c) of the TSX Company Manual at a price of $6.28 (CA$8.45). The first 25% of these options vest on the one year anniversary of the grant, and the remaining 75% vest in equal amounts over 36 months following the one year anniversary date and are exercisable for a term of ten years. These options are recorded outside of the Company's stock option plan.

In addition, on May 2, 2016, the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613(c) of the TSX Company Manual at a price of $2.92 (CA$3.66). These options vest in equal amounts over 36 months, are exercisable for a term of five years and are recorded outside of the Company's stock option plan. During the period ended March 31, 2020 the employee exercised the remaining 50,000 inducement stock options.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire will be returned to the plan and will be eligible for re-issue. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

A summary of the stock options granted pursuant to the Stock Option Plan for the period ended June 30, 2020 and June 30, 2019 is presented below:

Six month period ended June 30, 2020

Grant date	Grant price(6) US$	Grant price(6) CA$	Number (in thousands)
January 2020 - New Employees(3)	20.71	26.98	30
January 2020 - Employees(2)	18.38	24.22	951
January 2020 - Executives(2)	18.38	24.22	443
February 2020 - New Employees(3)	19.54	25.88	30
February 2020 - Executive(3)	19.41	25.79	413
March 2020 - New Employees(3)	15.02	20.74	355
March 2020 - New Executive(3)	15.38	21.12	336
April 2020 - New Employees(3)	15.56	21.87	250
April 2020 - New Executive(3)	16.38	22.90	132
April 2020 - New Director(1)	15.40	21.41	50
May 2020 - New Employees(3)	17.34	24.08	537
May 2020 - Executive(3)	17.06	23.78	50
June 2020 - New Employees(3)	16.11	21.81	362
June 2020 - Directors(3)	15.75	21.29	240
			4,179

Six month period ended June 30, 2019

Grant date	Grant price(6) US$	Grant price(6) CA$	Number (in thousands)
January 2019 - Directors(1)	6.06	8.04	210
January 2019 - Executives(4)	6.06	8.04	875
January 2019 - Employees(2)	6.06	8.04	260
January 2019 - New Employees(3)	6.06	8.04	20
March 2019 - New Employees(3)	6.42	8.62	10
April 2019 - New Employees(3)	7.06	8.80	45
April 2019 - Chief Executive Officer (5)	6.28	8.45	1,600
April 2019 - Directors(1)	6.28	8.45	60
			3,080

1.	These options vest in equal amounts over 12 months and are exercisable for a term of ten years.

2.	These options vest in equal amounts over 36 months and are exercisable for a term of ten years.

3.	These options vest 12/36 on the 12-month anniversary date and thereafter 1/36 per month over the next 24 months and are exercisable for a term of ten years.

(9)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

4.	These options vest in equal amounts over 24 months and are exercisable for a term of ten years.

5.	These options vest 25% on the 12-month anniversary date and thereafter 75% vest 1/36 per month over the next 36 months and are exercisable for a term of ten years.

6.
A weighted average was used to depict the grant price. Prior to June 2, 2020 stock options were granted at a Canadian Dollar (CA$) exercise price, and converted to US Dollars (US$) based on the exchange rate when these stock options are granted, after June 2, 2020 the opposite is true.

Application of the fair value method resulted in charges to stock-based compensation expense of $4,202,000 and $7,698,000 for the three and six months ended June 30, 2020 (2019 – $1,960,000 and $3,564,000) with corresponding credits to contributed surplus. For the three and six months ended June 30, 2020, research and development stock compensation expense was $1,080,000 and $2,296,000 (2019 – $749,000 and $1,611,00) and corporate, administration and business development stock compensation expense was $3,122,000 and $5,402,000 (2019 – $1,211,000 and $1,953,000).
Stock compensation expense related to executive officers was $2,286,000 and $4,060,000 respectively for the three and six months ended June 30, 2020 compared to $1,234,000 and $2,136,000 respectively for the three and six months ended June 30, 2019.
If the stock price volatility was higher by a factor of 10% on the option grant dates in 2020, this would have increased annual stock compensation expense by approximately $248,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $251,000.
The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2020 and 2019.
The Company considers historical volatility of its Common Shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
The following weighted average assumptions were used to estimate the fair value of the options granted during the six months ended June 30, 2020:

	June 30, 2020	June 30, 2019
Annualized volatility	43%	52%
Risk-free interest rate	0.83%	1.68%
Expected life of options in years	3.0 years	4.0 years
Estimated forfeiture rate	12.5%	16.1%
Dividend rate	0.0%	0.0%
Exercise price	$17.22	$6.19
Market price on date of grant	$17.22	$6.19
Fair value per Common Share option	$5.20	$2.60

The following table summarizes information on stock options outstanding as at June 30, 2020:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Number outstanding (in thousands)
3.50 - 4.73	1,005	4.30	1,005
6.19 - 7.85	2,584	8.12	1,311
8.04 - 9.45	3,215	8.55	1,658
16.36 - 22.90	1,733	9.81	8
23.30 - 24.59	1,951	9.67	207
25.63 - 27.85	473	9.60	—
	10,961	8.50	4,189

(10)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

11	Other expenses and finance costs

	Three months ended		Six months ended
	June 30, 2020 $	June 30, 2019 $	June 30, 2020 $	June 30, 2019 $
Other expenses
Revaluation adjustment on contingent consideration (note 6)	271	87	867	80
Royalty obligation expense (note 8)	(100)	—	500	—
Foreign exchange (gain) loss	(458)	26	558	88
Proxy contest costs	—	720	—	720
	(287)	833	1,925	888
Finance costs
Interest expense	78	10	103	21
	78	10	103	21

12	Net loss per Common Share
Basic and diluted net loss per Common Share is computed by dividing net loss by the weighted average number of Common Shares outstanding for the year. In determining diluted net loss per Common Share, the weighted average number of Common Shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of Common Shares for the six month period ended June 30, 2020 exceeds the exercise price. Common Shares that could potentially dilute basic net loss per Common Share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per Common Share for the three month period ended June 30, 2020 because to do so would be anti-dilutive.
The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per Common Share are as follows:

	Three months ended		Six months ended
	June 30, 2020 $	June 30, 2019 $	June 30, 2020 $	June 30, 2019 $
Net loss for the period	(29,526)	(15,901)	(46,060)	(28,329)

		Number		Number
Weighted average Common Shares outstanding	112,576	91,768	112,392	90,961
		$		$
Net loss per Common Share (expressed in $ per share)	(0.26)	(0.17)	(0.41)	(0.31)

The outstanding number and type of securities that would potentially dilute basic loss per Common Share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per Common Share (anti-dilutive) for the years presented, are as follows:

	June 30, 2020 $	June 30, 2019 $
Stock options	10,961	9,864
Warrants (derivative liabilities)	1,690	3,523
	12,651	13,387

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

13	Segment disclosures
The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. The Company has a total of $17,050,000 of long-lived assets, of which $10,683,000 are located in Canada and $6,367,000 are in the United States.

The following geographic information reflects revenue based on customer location:

	Three months ended		Six months ended
	June 30, 2020 $	June 30, 2019 $	June 30, 2020 $	June 30, 2019 $
Revenue - China	29	29	59	59

14    Commitments
The Company has entered into contractual obligations for services and materials required for its clinical trial program, drug manufacturing and other operational activities. Future minimum payments to exit the Company’s contractual commitments are as follows:

	Total (in thousands)	Less than one year (in thousands)	One to three years (in thousands)	Four to five years (in thousands)
	$	$	$	$
Short-term lease and variable payment obligations	129	129	—	—
Purchase obligations	6,863	6,803	60	—
Total	6,992	6,932	60	—

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

15	Supplementary cash flow information

Net change in other operating assets and liabilities:

	Three months ended		Six months ended
	June 30, 2020 $	June 30, 2019 $	June 30, 2020 $	June 30, 2019 $
Accrued interest and other receivables	3,003	128	(140)	(31)
Prepaid expenses and deposits	(4,895)	(68)	(4,411)	(7)
Accounts payable and accrued liabilities	1,230	789	2,464	(82)
	(662)	849	(2,087)	(120)
Interest received	328	908	1,236	1,556

Cash flows from financing and investing activities:

	Short term investments $	Derivative warrant liabilities $	Common Shares $	Contributed surplus $
Balance at January 1, 2020	—	(29,353)	(790,472)	(23,655)
Cash flow - Purchase of short term investment	31,954	—	—	—
Cash flow - Proceeds from sale of short term investment	(18)	—	—	—
Cash flow - Proceeds from exercise of derivative warrants	—	—	(1)	—
Cash flow - Proceeds from exercise of options	—	—	(3,875)	—
Non-cash changes - Conversion to Common Shares	—	9	(2,002)	1,993
Non-cash changes - Fair value adjustments	—	6,893	—	—
Non-cash changes - Stock Based Compensation	—	—	—	(7,698)
Balance at June 30, 2020	31,936	(22,451)	(796,350)	(29,360)

Balance at January 1, 2019	7,889	(21,747)	(504,650)	(24,690)
Cash flow - Proceeds from short term investment	(7,884)	—	—	—
Cash flow - Net proceeds from ATM	—	—	(28,830)	—
Cash flow - Proceeds from exercise of derivative warrants	—	—	(1,493)	—
Cash flow - Proceeds from exercise of options	—	—	(1,815)	—
Non-cash changes - Conversion to Common Shares	—	5,920	(7,036)	1,116
Non-cash changes - Fair value adjustments	—	2,350	—	—
Non-cash changes - Stock Based Compensation	—	—	—	(3,564)
Non-cash changes - Other	(5)	—	—	—
Balance at June 30, 2019	—	(13,477)	(543,824)	(27,138)

16	Subsequent events
Subsequent to June 30, 2020, the Company issued 214,000 Common Shares upon the exercise of 214,000 stock options for proceeds of $770,000. The Company also issued 200,000 stock options to new employees at a weighted average exercise price of $15.70 (CA $21.40).

Additionally, the Company had $29,936,000 of short term investments mature, which were maintained as cash and cash equivalents. The Company also terminated a technology transfer agreement which included a payment of $1,000,000 to a third party.

On July 27, 2020, the Company completed an underwritten public offering of 13,333,334 Common Shares, at a price of $15.00 per

(13)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods June 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

share. Gross proceeds from this offering were $200,000,000 and the share issue costs totaled an estimated $12,500,000 which included a 6% underwriting commission of $12,000,000 and estimated professional fees of $500,000.

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